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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. __)(1)

                                 MICROGRAFX INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    595077108
                                 (CUSIP Number)

                                  MAY 18, 1998
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [ ]  Rule 13d-1(b)
                      [X]  Rule 13d-1(c)
                      [ ]  Rule 13d-1(d)

----------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 8 Pages

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CUSIP NO. 595077108            SCHEDULE 13G                    Page 2 of 8 Pages



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      The Lake Fund

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/
      Not Applicable                                         (b) / /


 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands

                               5     SOLE VOTING POWER

          NUMBER OF                  1,207,200

           SHARES
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY

            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  1,207,200

           PERSON
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     -0-


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,207,200

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.4%


12    TYPE OF REPORTING PERSON (See Instructions)

      PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




                              Page 2 of 8 Pages
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CUSIP NO. 595077108         SCHEDULE 13G                       Page 3 of 8 Pages



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Plevier Beleggingen B.V.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/
      Not Applicable                                         (b) / /

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
                               5     SOLE VOTING POWER

          NUMBER OF                  1,431,900

           SHARES
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY

            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  1,431,900

           PERSON
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     -0-

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,431,900

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      13.5%

12    TYPE OF REPORTING PERSON (See Instructions)

      IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 8 Pages



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                                  SCHEDULE 13G

Item 1(a).            Name of Issuer:

                      Micrografx Inc.

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      1303 Arapaho Road
                      Richardson, Texas  75081

Item 2(a).            Name of Person Filing:

                      The Lake Fund
                      Plevier Beleggingen B.V.

Item 2(b). Address of Principal Business Office or, if none, residence:

                      Roemer Visscherplein 19
                      2106 AG Heemstede
                      The Netherlands

Item 2(c).            Citizenship:

                      The Netherlands

Item 2(d).            Title of Class of Securities:

                      Common Stock

Item 2(e).            CUSIP Number:

                      595077108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                      (a) [ ] Broker or dealer registered under Section 15 of
                              the Exchange Act.

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                              Act.

                      (c) [ ] Insurance company as defined in Section 3(a)(19)
                              of the Exchange Act.

                      (d) [ ] Investment company registered under Section
                              8 of the Investment Company Act.

                                Page 4 of 8 Pages

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                      (e) [ ] An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E).

                      (f) [ ] An employment benefit plan or endowment fund
                              in accordance with Rule 13d-1(b)(1)(ii)(F).

                      (g) [ ] A parent holding company or control person
                              in accordance with Rule 13d-1(b)(1)(ii)(G).

                      (h) [ ] A savings association as defined in Section
                              3(b) of the Federal Deposit Insurance Act.

                      (i) [ ] A church plan that is excluded from the
                              definition of investment company under Section 3(c)(14) of the Investment Company Act.

                      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)
                              (ii)(J).

                      If this statement is filed pursuant to Rule 13d-1(c),
                      check this box.    [X]

Item 4.    Ownership:

                      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                      (a)   Amount beneficially owned:

                            1,431,900 shares of Common Stock, beneficially owned as follows: The Lake Fund: 1,207,200 shares of Common Stock; and Plevier Beleggingen B.V.:
                            224,700 shares of Common Stock. Plevier
                            Beleggingen B.V., the general partner of The
                            Lake Fund, is deemed to beneficially own the Common Stock held by The Lake Fund.

                      (b)   Percent of class:

                            13.5%

                      (c)   Number of shares as to which such person has:

                            (i)     Sole power to vote or to direct the vote:
                                    The Lake Fund: 1,207,200 shares of Common
                                    Stock; Plevier Beleggingen B.V.: 1,431,900 shares of Common Stock.

                            (ii)    Shared power to vote or to direct the vote:
                                    The Lake Fund: not applicable.


                               Page 5 of 8 Pages

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                            (iii)   Sole power to dispose or to direct the
                                    disposition of: The Lake Fund: 1,207,200 shares of Common Stock; Plevier Beleggingen
                                    B.V.: 1,431,900 shares of Common Stock.

                            (iv) Shared power to dispose or to direct the disposition of: not applicable.

Item 5.    Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not Applicable

Item 8.    Identification and Classification of Members of the Group.

                      Not Applicable

Item 9.    Notice of Dissolution of Group.

                      Not Applicable

Item 10.   Certification.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Date:  May 28, 1998

                                                  THE LAKE FUND



                                                  By:  /s/ O. Heijn
                                                       ------------------------
                                                       General Partner

                                                  PLEVIER BELEGGINGEN B.V.



                                                  By:  /s/ O. Heijn
                                                       ------------------------
                                                       Managing Director




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                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement on Schedule 13G and any subsequent amendments thereto.

         IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be signed as of this 28th day of May, 1998.


                                                    THE LAKE FUND



                                                    By:  /s/ O. Heijn
                                                         ----------------------
                                                         General Partner


                                                    PLEVIER BELEGGINGEN B.V.



                                                    By:  /s/ O. Heijn
                                                         ----------------------
                                                         Managing Director




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